82-1856

African Metals Corporation

515 - 475 Howe Street, Vancouver, BC, V6C 2B3 Tel: 604-684-4100 Fax: 604-684-5854
Website: www.africanmetals.com E-mail: info@africanmetals.com

02 JUN 17 AM 11:30

May 28, 2002

02034929

SUPPL

Office of International Corporate Finance
Securities and Exchange Commission
450 Fifth Street NW
Mail Stop 3-7
Washington, DC
USA 20549

Dear Sirs:

RE: Notice of Special Meeting & Record Date

In accordance with National Policy No. 41, we hereby give notice that AFRICAN METALS CORPORATION will hold a Special Meeting at 10th Floor, 595 Howe Street, Vancouver, British Columbia, on July 15, 2002 at 2:00 pm. The record date for determining the members entitled to vote at this meeting is the close of business on June 7, 2002.

Yours truly,

AFRICAN METALS CORPORATION

Karen Nestoruk
Secretary

/kn

PROCESSED
JUN 26 2002
THOMSON
FINANCIAL

dlw 6/19

African Metals Corporation

(the "Company")

EARLY SEARCH CARD

AFRICAN METALS CORPORATION
Suite 515, 475 Howe Street
Vancouver, British Columbia, V6C 2B3
Tel: (604) 684-4100 Fax: (604) 684-5854

Special Meeting of Shareholders:	July 15, 2002
Record Date:	June 7, 2002
Proxy Material Available By:	June 10, 2002
Proxy Voting Cutoff Date:	July 11, 2002, 2:00 pm
Applicable Securities:	Common
Cusip Number:	008287-10-4

Please indicate on the reply portion the quantities of proxy items required for mailing to non-registered holders of the above listed securities. **This information is required by June 8, 2002**

Mail FIRST CLASS to DOMESTIC holders; AIR MAIL to FOREIGN holders.

You will be reimbursed at the rate of up to $1.00 plus postage for each set of material mailed by you, with a minimum of $15.00 where non-registered holders of the above securities exist. (NOTE: We will undertake this mailing on your behalf, if requested. Please provide two sets of address labels. The $1.00 per set reimbursement is not applicable if this option is requested.)

Contacts:

a) **Inquiries**

African Metals Corporation
Suite 515, 475 Howe Street
Vancouver, BC
V6C 2B3

ATTN: Karen Nestoruk

b) **Billings**

African Metals Corporation
Suite 515, 475 Howe Street
Vancouver, BC
V6C 2B3

ATTN: Accounting Department

- PLEASE COMPLETE THE REPLY PORTION AND RETURN -

African Metals Corporation

(the "Company")

EARLY SEARCH CARD

AFRICAN METALS CORPORATION
Suite 515, 475 Howe Street
Vancouver, British Columbia, V6C 2B3
Tel: (604) 684-4100 Fax: (604) 684-5854
Attention: Karen Nestoruk

Special Meeting – July 15, 2002

____________ Please mail on our behalf (address labels enclosed).

____________ Please supply the following proxy materials:

		QUANTITIES (English Only)
1.	Notice of Meeting and Information Circular	__________
2.	Bearer Proxy	__________
3.	Registered/Non-Registered Shareholders - Return Card	__________
4.	Return Envelope	__________

TO: ______________________________
[Name of Intermediary]

____
[Address of Intermediary]

____

____
[Contact Name]

_______________ _______________
[Telephone No.] [Fax No.]